

SECOND QUARTER 2013

Supplemental Financial Data



LAKE CAMERON A PREFERRED APARTMENT COMMUNITY

Raleigh, NC



Preferred Apartment Communities
3625 Cumberland Blvd, Suite 1150
Atlanta, GA 30339
770.818.4100

www.pacapts.com

Table of Contents

Preferred Apartment Communities, Inc.

Preferred Apartment Communities, Inc. (NYSE MKT: APTS), or the Company, is a Maryland corporation formed primarily to acquire and operate multifamily properties in select targeted markets throughout the United States. As part of our business strategy, we may enter into forward purchase contracts or purchase options for to-be-built multifamily communities and we may make mezzanine loans, provide deposit arrangements, or provide performance assurances, as may be necessary or appropriate, in connection with the construction of multifamily communities and other properties. As a secondary strategy, we also may acquire or originate senior mortgage loans, subordinate loans or mezzanine debt secured by interests in multifamily properties, membership or partnership interests in multifamily properties and other multifamily related assets and invest not more than 10% of our total assets in other real estate related investments, as determined by our manager as appropriate for us. We have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with our tax year ended December 31, 2011.

Forward-Looking Statements

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Estimates of future earnings and performance are, by definition, and certain other statements in this Supplemental Financial Data Report may constitute, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or transactions to be materially different from the results, performance, achievements or transactions expressed or implied by the forward looking statements. Factors that impact such forward looking statements include, among others, our business and investment strategy; legislative or regulatory actions; the state of the U.S. economy generally or in specific geographic areas; economic trends and economic recoveries; our ability to obtain and maintain debt or equity financing; financing and advance rates for our target assets; our leverage level; changes in the values of our assets; availability of attractive investment opportunities in our target markets; our ability to maintain our qualification as a real estate investment trust, or REIT, for U.S. federal income tax purposes; our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended; availability of quality personnel; our understanding of our competition; and market trends in our industry, interest rates, real estate values, the debt securities markets and the general economy.

Except as otherwise required by the federal securities laws, we assume no liability to update the information in this Supplemental Financial Data Report.

We refer you to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the twelve months ended December 31, 2012 that was filed with the Securities and Exchange Commission, or SEC, on March 15, 2013, which discusses various factors that could adversely affect our financial results. Such risk factors and information may be updated or supplemented by our subsequent Form 10-Q and Form 8-K filings and other documents filed from time to time with the SEC.

Highlights of the second quarter 2013 and subsequent event:

- Net cash provided by operating activities for the second quarter 2013, excluding the effect of approximately $125,000 of acquisition costs related to the Trail Creek community, was $2,607,974. This represents an increase of $1,737,982, or 200% over net cash provided by operating activities for the second quarter 2012. We incurred no acquisition costs in the second quarter of 2012.

- Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders, or AFFO, was $1,896,365 for the second quarter of 2013, an increase of 129% from our AFFO of $826,684 for the second quarter of 2012. [1] AFFO is calculated beginning with net loss attributable to common stockholders, which is our result after deductions for all preferred dividends.

- Same store net operating income grew approximately 11.2%, to $1,257,829 for the quarter ended June 30, 2013, from $1,131,273 for the comparable 2012 period. Same store property revenues grew 5.4% to $1,967,030 for the quarter ended June 30, 2013, from $1,866,312 for the comparable 2012 period. [2]

- On April 30, 2013, we converted the real estate acquisition bridge loan previously made to Iris Crosstown Apartments, LLC to a mezzanine loan of up to approximately $11.0 million to partially finance the construction of a 342-unit multifamily community in suburban Tampa, Florida. At June 30, 2013, the aggregate funded amount of the loan was approximately $7.2 million. The loan includes an option to purchase the property once developed and stabilized.

- On May 8, 2013, we closed a mezzanine loan of up to approximately $16.6 million to partially finance the construction of a 294-unit multifamily community in suburban Atlanta, Georgia. At June 30, 2013, the aggregate funded amount of the loan was approximately $9.1 million. The loan includes an option to purchase the property once developed and stabilized.

- On May 9, 2013, we declared a quarterly dividend on our Common Stock of $0.15 per share, which was paid on July 22, 2013 to all common stockholders of record as of June 26, 2013. Our aggregate cash dividend declarations on Common Stock and Class A Units for the second quarter totaled $1,676,082. In addition, dividends declared on our Series A Preferred Stock for the second quarter totaled $745,417.

- On May 16, 2013, the conversion of all shares of our Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock ("Series B Preferred Stock") resulted in the issuance of an additional 5,714,274 shares of Common Stock. At June 30, 2013, we had 11,037,879 shares of Common Stock issued and outstanding.

- On June 25, 2013, we acquired the 96-unit townhome-style multifamily community adjacent to our Trail Creek community, in Hampton, Virginia ("Trail II") for approximately $18.1 million, less a capital improvements reserve of $250,000. The construction of Trail II was partially financed by a $6.0 million mezzanine loan originated by the Company, which was settled at the closing of the property acquisition, along with an exit fee for accrued interest of $283,062.

- On June 25, 2013, in connection with our financing of the Trail II acquisition, we concurrently refinanced the variable rate mortgage on the first phase of the Trail Creek community with an aggregate seven-year, fixed rate nonrecourse mortgage financing, which totaled approximately $28.1 million and is secured by both phases of the community. Interest-only payments of 4.22% per annum are due monthly through June 2020.

- As of June 30, 2013, our total assets were approximately $260 million versus approximately $123 million as of December 31, 2012.

- On July 15, 2013, we closed a mezzanine loan of up to approximately $6.9 million to partially finance the construction of a 568-bed student housing project located adjacent to the campus of the University of West Georgia in Carrollton, Georgia. The loan includes an option to purchase the property once developed and stabilized.

AFFO guidance:

We currently project AFFO to be in the range of $1,750,000 - $2,050,000 for the third quarter of 2013. [3]

[1] See Reconciliation of Funds From Operations Attributable to Common Stockholders and Unitholders and Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders to Net Loss Attributable to Common Stockholders and Definitions of Non-GAAP Measures on pages 6 and 13.

[2] Same store net operating income consists of the operating results from our Stone Rise and Summit Crossing communities for the periods presented. See page 12 for a reconciliation from this non-GAAP measure to its most comparable GAAP compliant measure, Net income/loss.

[3] Guidance on projected AFFO for the third quarter of 2013 excludes any proceeds from any additional shares of our Series A Redeemable Preferred Stock or other securities that we may issue and potential dividends to be paid on those securities.

Preferred Apartment Communities, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three months ended		Six months ended	
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues:				
Rental revenues (See note 1)	$ 5,062,433	$ 2,241,663	$ 9,362,672	$ 4,473,385
Other property revenues	586,262	282,039	965,052	546,220
Interest income on loans and notes receivable	1,992,950	337,279	3,288,030	476,277
Interest income on note from related party	27,063	-	43,913	-
Total revenues	7,668,708	2,860,981	13,659,667	5,495,882
Operating expenses:				
Property operating and maintenance	890,498	388,875	1,480,075	701,008
Property salary and benefits to related party	553,096	238,857	1,032,983	491,478
Property management fees to related party	217,719	100,494	405,361	200,507
Real estate taxes	565,798	184,668	1,015,577	366,908
General and administrative	175,149	46,775	286,605	91,102
Equity compensation to directors and executives	290,165	286,027	599,086	605,607
Depreciation and amortization	4,884,319	917,014	8,996,622	1,894,416
Acquisition costs	3,525	-	202,136	912
Acquisition fees to related party	121,087	-	1,029,487	-
Management fees to related party	467,763	188,421	851,631	368,976
Insurance, professional fees, and other expenses	274,643	208,857	579,052	412,537
Total operating expenses	8,443,762	2,559,988	16,478,615	5,133,451
Operating (loss) income	(775,054)	300,993	(2,818,948)	362,431
Interest expense	1,242,829	535,582	2,384,764	1,073,657
Loss on early extinguishment of debt	604,337	-	604,337	-
Net loss	(2,622,220)	(234,589)	(5,808,049)	(711,226)
Less consolidated net loss attributable to non-controlling interests (See note 2)	36,670	-	98,156	-
Net loss attributable to the Company	(2,585,550)	(234,589)	(5,709,893)	(711,226)
Cash dividends to preferred stockholders	(745,417)	(78,967)	(1,795,932)	(79,685)
Deemed non-cash dividend to holders of Series B Preferred Stock (see note 3)	(7,028,557)	-	(7,028,557)	-
Earnings attributable to unvested restricted stock	(4,352)	(4,296)	(9,144)	(7,676)
Net loss attributable to common stockholders	$ (10,363,876)	$ (317,852)	$ (14,543,526)	$ (798,587)
Dividends declared on Common Stock	$ 1,660,034	$ 677,477	$ 2,431,957	$ 1,350,658
Net loss per share of Common Stock attributable to common stockholders, basic and diluted	$ (1.26)	$ (0.06)	$ (2.15)	$ (0.15)
Weighted average number of shares of Common Stock outstanding, basic and diluted	8,198,340	5,177,170	6,752,050	5,164,167

**Reconciliation of Funds From Operations Attributable to Common Stockholders and Unitholders and
Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders
to Net Loss Attributable to Common Stockholders [A]**

	Three months ended:	
	6/30/2013	6/30/2012
Net loss attributable to common stockholders	$ (10,363,876)	$ (317,852)
Less: Loss attributable to non-controlling interests (See note 2)	(36,670)	-
Add: Depreciation of real estate assets	1,944,977	910,227
Amortization of acquired real estate intangible assets	2,929,005	-
Funds from operations attributable to common stockholders and Unitholders	**(5,526,564)**	**592,375**
Add: Acquisition costs	124,612	-
Organization costs	-	1,593
Non-cash equity compensation to directors and executives	290,165	286,027
Amortization of loan closing costs (See note 4)	138,547	21,493
Depreciation/amortization of non-real estate assets	10,337	6,788
Net mezzanine loan fees received (See note 5)	354,546	89,715
Loan exit fee for accrued interest (See note 6)	228,826	-
Loss on early extinguishment of debt (See note 7)	604,337	-
Deemed non-cash dividend to holders of Series B Preferred Stock (See note 3)	7,028,557	-
Less: Non-cash mezzanine loan interest income (See note 5)	(794,172)	(113,871)
Cash paid for loan closing costs	(206,455)	-
Amortization of acquired real estate intangible liabilities (See note 8)	(146,197)	-
Normally recurring capital expenditures (See note 9)	(210,174)	(57,436)
Adjusted funds from operations attributable to common stockholders and Unitholders	**$ 1,896,365**	**$ 826,684**
Common Stock dividends and distributions to Unitholders declared:		
Common Stock dividends	$ 1,660,034	$ 677,477
Distributions to Unitholders (See note 2)	16,048	-
Total	$ 1,676,082	$ 677,477
Common Stock dividends and Unitholder distributions per share	$ 0.15	$ 0.13
Weighted average shares of Common Stock and Units outstanding: [A]		
Basic:		
Common Stock	8,198,340	5,177,170
Class A Units	106,988	-
Common Stock and Class A Units	8,305,328	5,177,170
Diluted: [B]		
Common Stock and Class A Units	8,439,286	5,410,206
Actual shares of Common Stock outstanding, including 29,016 and 33,046 unvested shares of restricted Common Stock at June 30, 2013 and 2012, respectively	11,066,895	5,211,359
Actual Class A Units outstanding	106,988	-
Total	11,173,883	5,211,359

[A] Units and Unitholders refer to recipients of Class B Units in the Operating Partnership for annual service provided during 2012. On January 3, 2013, these Class B Units became vested and earned and automatically converted to Class A Units of the Operating Partnership. These Units collectively represent an approximate 1.40% weighted average non-controlling interest in the Operating Partnership for the three-month period ended June 30, 2013.

[B] Since our AFFO results are positive for the periods reflected above, we are presenting recalculated diluted weighted average shares of Common Stock and Class A Units in the Operating Partnership for these periods for purposes of this table, which includes the dilutive effect of common stock equivalents from grants of the Class B Units in the Operating Partnership, as well as annual grants of restricted Common Stock. The weighted average shares of Common Stock outstanding presented on the Consolidated Statements of Operations are the same for basic and diluted since we recorded a net loss available to common stockholders for the periods presented.

See Notes to Reconciliation of Funds From Operations Attributable to Common Stockholders and Unitholders and Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders to Net Loss Attributable to Common Stockholders on page 7.

Notes to Consolidated Statements of Operations and Reconciliation of Funds From Operations Attributable to Common Stockholders and Unitholders and Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders to Net Loss Attributable to Common Stockholders

1) Rental and other property revenues and expenses for the six-month period ended June 30, 2013 include activity for the McNeil Ranch, Lake Cameron, and Ashford Park properties from January 23, 2013 (the acquisition date) through the reporting date and for Trail II from June 25, 2013 (the acquisition date) through the reporting date and so are not representative of a full period of results for those properties.

2) The 106,988 Class B Units of Preferred Apartment Communities Operating Partnership, L.P., or our Operating Partnership, awarded to our key executive officers for service performed during 2012, became vested and earned on January 3, 2013. These Class B Units automatically converted to Class A Units of the Operating Partnership, and as such are apportioned a percentage of the Company's financial results as non-controlling interests. The weighted average ownership percentage of these Class A Unitholders was calculated to be 1.40% and 1.69% for the three-month and six-month periods ended June 30, 2013, respectively.

3) On May 16, 2013, the conversion of our Series B Preferred Stock resulted in the issuance of an additional 5,714,274 shares of Common Stock. The Series B Preferred Stock was converted to Common Stock at a discount from the market value of the Common Stock on the issuance date of the Series B Preferred Stock. The discount constituted a beneficial conversion feature and was recorded as a deemed non-cash dividend in an aggregate amount of $7,028,557 to the holders of the converted securities and is an additive adjustment in the calculation of AFFO.

4) We incurred aggregate loan closing costs of approximately $1.8 million on our existing mortgage loans, which are secured on a property-by-property basis by each of our acquired multifamily communities. In addition, we paid a total of $323,918 in loan closing costs to secure our $15.0 million revolving line of credit, and $206,455 to increase the borrowing limit to $30.0 million in April 2013. These loan costs are being amortized over the lives of the respective loans, and the non-cash amortization expense is an addition to FFO in the calculation of AFFO. Neither we nor the Operating Partnership have any recourse liability in connection with any of the mortgage loans, nor do we have any cross-collateralization arrangements with respect to these assets, other than in connection with our revolving line of credit.

5) We receive loan fees and loan commitment fees in conjunction with the origination of certain real estate loans. These fees are then recognized as revenue over the lives of the applicable loans as adjustments of yield using the effective interest method. The total fees received, after the payment of acquisition fees to Preferred Apartment Advisors, LLC, our Manager, are additive adjustments in the calculation of AFFO. Correspondingly, the non-cash income recognized under the effective interest method is a deduction in the calculation of AFFO.

6) In conjunction with our acquisition of Trail II, the borrower settled the $6.0 million mezzanine loan due to the Company, as well as an exit fee for accrued interest of $283,062, which was an amount sufficient to bring our cumulative internal rate of return on the loan to 12%. Of the $283,062 payment, $228,826 reflects the cumulative non-cash revenue that was recorded prior to the period of repayment, and the balance of $54,236 reflects the amount recognized and received during the second quarter.

7) On June 25, 2013, we refinanced the mortgage on the first phase of the Trail Creek community concurrently with the acquisition of Trail II. In doing so, we recorded a loss on early debt extinguishment, which consisted of a three percent prepayment penalty to the lender of $458,250 paid from the proceeds of the refinancing, and the non-cash writeoff of unamortized deferred loan costs of $146,087.

8) This adjustment is the reversal of the non-cash amortization of below-market lease intangibles, which were recognized in conjunction with the acquisitions of the Trail II, Ashford Park and McNeil Ranch

multifamily communities. These intangibles, totaling approximately $459,000, are to be amortized over the estimated average remaining lease terms of six to seven months.

9)   We deduct from FFO normally recurring capital expenditures that are necessary to maintain the communities' revenue streams in the calculation of AFFO. No adjustment is made in the calculation of AFFO for non-recurring capital expenditures, which totaled $74,408 and $7,016 for the three-month periods ended June 30, 2013 and 2012, respectively.

See Definitions of Non-GAAP Measures on page 13.

Preferred Apartment Communities, Inc.
Consolidated Balance Sheets
(Unaudited)

	June 30, 2013	December 31, 2012
Assets		
Real estate		
Land	$ 31,300,000	$ 13,052,000
Building and improvements	134,053,563	60,284,587
Furniture, fixtures, and equipment	19,045,363	8,771,346
Construction in progress	471,146	3,023
Gross real estate	184,870,072	82,110,956
Less: accumulated depreciation	(9,972,027)	(6,288,998)
Net real estate	174,898,045	75,821,958
Real estate loans, net	54,051,147	35,106,197
Total real estate and real estate loans, net	228,949,192	110,928,155
Cash and cash equivalents	7,542,943	2,973,509
Restricted cash	2,396,226	540,232
Notes receivable	9,069,363	2,450,000
Revolving line of credit to related party	1,992,738	936,827
Deferred interest receivable on real estate loans	1,618,949	718,901
Tenant receivables, net of allowance of $14,661 and $18,623	16,639	11,453
Acquired intangible assets, net of amortization of $10,586,662 and $5,537,067	2,103,293	-
Deferred loan costs, net of amortization of $1,099,837 and $258,492	1,874,695	681,632
Deferred offering costs	3,991,629	3,347,965
Other assets	832,533	703,256
Total assets	$ 260,388,200	$ 123,291,930
Liabilities and equity		
Liabilities		
Mortgage notes payable	$ 127,516,000	$ 55,637,000
Accounts payable and accrued expenses	3,246,362	1,110,964
Revolving credit facility	14,136,932	14,801,197
Accrued interest payable	303,880	202,027
Dividends and partnership distributions payable	1,953,028	851,484
Security deposits and prepaid rents	543,106	330,108
Other deferred income	32,193	301,575
Total liabilities	147,731,501	73,234,355
Commitments and contingencies		
Equity		
Stockholder's equity		
Series A Redeemable Preferred Stock, $0.01 par value per share; 150,000 shares authorized; 59,151 and 19,762 shares issued; 59,121 and 19,762 shares outstanding at June 30, 2013 and December 31, 2012, respectively	591	198
Common Stock, $0.01 par value per share; 400,066,666 shares authorized; 11,037,879 and 5,288,444 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	110,379	52,885
Additional paid in capital	133,733,513	59,412,744
Accumulated deficit	(22,146,703)	(9,408,253)
Total stockholders' equity	111,697,780	50,057,574
Non-controlling interest	958,919	1
Total equity	112,656,699	50,057,575
Total liabilities and equity	$ 260,388,200	$ 123,291,930

Preferred Apartment Communities, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended	
	June 30, 2013	June 30, 2012
Operating activities:		
Net loss	$ (5,808,049)	$ (711,226)
Reconciliation of net loss to net cash provided by operating activities:		
Depreciation expense	3,683,029	1,892,113
Amortization expense	5,313,593	2,303
Amortization of below market lease	(261,695)	-
Deferred fee income amortization	(145,519)	(13,031)
Deferred loan cost amortization	422,395	42,986
Deferred interest income on real estate loans	(900,048)	-
Equity compensation to executives and directors	599,086	605,607
Deferred cable income amortization	(5,468)	-
Changes in operating assets and liabilities:		
(Increase) in tenant receivables	(5,187)	(8,955)
(Increase) in other assets	(48,239)	(237,577)
Increase in accounts payable and accrued expenses	476,796	67,596
(Decrease) in accrued interest payable	(88,486)	(6,628)
Increase in security deposits	12,090	2,070
(Decrease) increase in prepaid rents	(4,547)	145,853
Increase in deferred income	-	16,275
Net cash provided by operating activities	3,239,751	1,797,386
Investing activities:		
Investments in real estate loans	(25,626,531)	(8,914,128)
Notes receivable issued	(7,546,203)	(905,290)
Notes receivable repaid	956,665	-
Draw on line of credit by related party	(3,597,995)	-
Repayments of line of credit by related party	2,390,186	-
Acquisition fees received on real estate loans	1,017,440	179,430
Acquisition fees paid on real estate loans	(508,720)	(89,715)
Acquisition of properties, net	(33,476,928)	-
Additions to real estate assets - improvements	(642,428)	(221,925)
(Increase) in restricted cash	(811,880)	(131,672)
Net cash used in investing activities	(67,846,394)	(10,083,300)
Financing activities:		
Proceeds from mortgage notes payable	59,045,000	-
Payments for mortgage extinguishment	(56,594,389)	-
Payments for mortgage loan costs	(1,607,394)	-
Proceeds from revolving lines of credit	30,129,147	-
Payments on revolving lines of credit	(30,793,414)	-
Proceeds from sales of Series B Preferred Stock, net of offering costs	36,956,575	-
Proceeds from sales of Units, net of offering costs	35,947,555	9,086,527
Common Stock dividends paid	(1,543,539)	(1,320,096)
Preferred Stock dividends paid	(1,598,854)	(36,892)
Class A Unit distributions	(15,513)	-
Payments for deferred offering costs	(749,097)	(1,066,429)
Net cash provided by financing activities	69,176,077	6,663,110
Net increase (decrease) in cash and cash equivalents	4,569,434	(1,622,804)
Cash and cash equivalents, beginning of period	2,973,509	4,548,020
Cash and cash equivalents, end of period	$ 7,542,943	$ 2,925,216
Supplemental cash flow information:		
Cash paid for interest	$ 2,668,558	$ 1,022,468
Supplemental disclosure of non-cash activities:		
Accrued capital expenditures	$ 200,191	$ 32,712
Dividends payable - common	$ 1,660,034	$ 677,476
Dividends payable - preferred	$ 276,946	$ 42,793
Deemed non-cash dividend to holders of Series B Preferred Stock	$ 7,028,557	$ -
Partnership distributions payable to non-controlling interests	$ 16,048	$ -
Accrued and payable deferred offering costs	$ 499,932	$ 448,560
Reclass of offering costs from deferred asset to equity	$ 189,325	$ 142,485
Mortgage loans assumed on acquisitions	$ 9,248,389	$ -
Mezzanine loan settlement	$ 6,326,898	$ -

Real Estate Loans

The following table presents details of our real estate loan portfolio as of June 30, 2013:

Project/Property [1]	Location	Total units upon completion	Loan balance at June 30, 2013 [4]	Total loan commitments	Purchase option window Begin	End	Purchase option price
Summit II	Suburban Atlanta, GA	140	$ 6,060,099	$ 6,103,027	10/1/2014	2/28/2015	$ 19,254,155
Crosstown Walk [2]	Suburban Tampa, FL	342	7,218,441	10,962,000	7/1/2016	12/31/2016	$ 39,654,273
City Park	Charlotte, NC	284	9,915,017	10,000,000	11/1/2015	3/31/2016	$ 30,945,845
City Vista	Pittsburgh, PA	272	10,293,350	12,153,000	2/1/2016	5/31/2016	$ 43,560,271
Madison - Rome [3]	Rome, GA	-	5,226,447	5,360,042	N/A	N/A	N/A
Lely	Naples, FL	308	6,252,756	12,713,242	4/1/2016	8/30/2016	$ 43,500,000
Overton	Atlanta, GA	294	9,085,037	16,600,000	7/8/2016	12/8/2016	$ 51,500,000
		1,640	$ 54,051,147	$ 73,891,311			

[1] All loans are mezzanine loans pertaining to developments of multifamily communities, except as otherwise indicated.

[2] Crosstown Walk was a land acquisition bridge loan that was converted to a mezzanine loan in April 2013.

[3] Madison-Rome is a mezzanine loan for a planned 88,351 square foot retail development project.

[4] Loan balances are presented net of any associated deferred revenue related to loan fees.

Capital Expenditures

We regularly incur capital expenditures related to our owned properties. Capital expenditures may be nonrecurring and discretionary, as part of a strategic plan intended to increase a property's value and corresponding revenue-generating ability, or may be normally recurring and necessary to maintain the income streams and present value of a property. Certain capital expenditures may be budgeted and reserved for upon acquiring a property as initial expenditures necessary to bring a property up to our standards or to add features or amenities that we believe make the property a compelling value to prospective residents in its individual market. These budgeted nonrecurring capital expenditures in connection with an acquisition are funded from the capital source(s) for the acquisition and are not dependent upon subsequent property operational cash flows for funding.

For the three-month period ended June 30, 2013, our capital expenditures were:

	Summit Crossing	Trail Creek	Stone Rise	Ashford Park	McNeil Ranch	Lake Cameron	Total
Nonrecurring capital expenditures:							
Budgeted at property acquisition	$ -	$ -	$ -	$ 67,928	$ -	$ -	$ 67,928
Other nonrecurring capital expenditures	-	780	5,700	-	-	-	6,480
Total nonrecurring capital expenditures	-	780	5,700	67,928	-	-	74,408
Normally recurring capital expenditures	24,983	15,798	15,764	77,683	34,569	41,377	210,174
Total capital expenditures	$ 24,983	$ 16,578	$ 21,464	$ 145,611	$ 34,569	$ 41,377	$ 284,582

Physical and Average Economic Occupancy

As of June 30, 2013, our aggregate physical occupancy was 95.2%. For the three-month period ended June 30, 2013, our average monthly economic occupancy was 93.9% and our average physical occupancy was 95.4%. We define physical occupancy as the number of units occupied divided by total apartment units. We calculate average economic occupancy by dividing gross potential rent less vacancy losses, model expenses, bad debt expenses and concessions by gross potential rent.

Same Store Financial Data

The following chart presents same store operating results for the Company's multifamily communities that have been owned for at least 15 full months, enabling comparisons of the current reporting period to the prior year comparative period. For the periods presented, same store operating results consist of the operating results of our Summit Crossing and Stone Rise communities; our Trail Creek community's results are reported in combination with Trail II subsequent to the June 25, 2013 acquisition date of Trail II. Same store net operating income is a non-GAAP measure that is most directly comparable to net income/loss, with a reconciliation following below.

Same Store Net Operating Income
Summit Crossing and Stone Rise Multifamily Communities

	Three months ended:		$ inc	% inc
	6/30/2013	6/30/2012	(dec)	(dec)
Revenues:				
Rental revenues	$ 1,738,117	$ 1,640,642	$ 97,475	5.9%
Other property revenues	228,913	225,670	3,242	1.4%
Total revenues	1,967,030	1,866,312	100,717	5.4%
Operating expenses:				
Property operating and maintenance	436,269	469,002	(32,733)	(7.0)%
Property management fees	78,324	73,975	4,349	5.9%
Real estate taxes	131,327	128,038	3,289	2.6%
Other	63,281	64,025	(744)	(1.2)%
Total operating expenses	709,201	735,039	(25,838)	(3.5)%
Same store net operating income	**$ 1,257,829**	**$ 1,131,273**	**$ 126,556**	11.2%

Reconciliation of Same Store Net Operating Income (NOI) to Net (Loss) Income

	Three months ended:	
	6/30/2013	6/30/2012
Same store net operating income	**$ 1,257,829**	**$ 1,131,273**
Add:		
Non-same-store property revenues	3,681,666	657,390
Less:		
Non-same-store property operating expenses	1,719,184	265,167
Property net operating income	3,220,311	1,523,496
Add:		
Interest revenue	2,020,013	337,279
Less:		
Depreciation and amortization	4,884,319	917,014
Interest expense	1,847,166	535,582
Acquisition costs	124,612	-
Other corporate expenses	1,006,446	642,767
Net (loss) income	**$ (2,622,220)**	**$ (234,589)**

Definitions of Non-GAAP Measures

Funds From Operations Attributable to Common Stockholders and Unitholders ("FFO")

Analysts, managers, and investors have, since the first real estate investment trusts were created, made certain adjustments to reported net income amounts under U.S. GAAP in order to better assess these vehicles' liquidity and cash flows. FFO is one of the most commonly utilized Non-GAAP measures currently in practice. In its 2002 *"White Paper on Funds From Operations,"* which was most recently revised in 2012, the National Association of Real Estate Investment Trusts, or NAREIT, standardized the definition of how Net income/loss should be adjusted to arrive at FFO, in the interests of uniformity and comparability. The NAREIT definition of FFO (and the one reported by the Company) is:

> Net income/loss:
> - Excluding impairment charges on and gains/losses from sales of depreciable property;
> - Plus depreciation and amortization of real estate assets; and
> - After adjustments for unconsolidated partnerships and joint ventures.

Not all companies necessarily utilize the standardized NAREIT definition of FFO, so caution should be taken in comparing the Company's reported FFO results to those of other companies. The Company's FFO results are comparable to the FFO results of other companies that follow the NAREIT definition of FFO and report these figures on that basis. We believe FFO is useful to investors as a supplemental gauge of our operating results. FFO is a non-GAAP measure that is reconciled to its most comparable GAAP measure, which the Company believes to be net income/loss available to common stockholders.

Adjusted Funds From Operations Attributable to Common Stockholders and Unitholders ("AFFO")

AFFO makes further adjustments to FFO results in order to arrive at a more refined measure of operating and financial performance. There is no industry standard definition of AFFO and practice is divergent across the industry. The Company calculates AFFO as:

> FFO, plus:
> - Acquisition costs;
> - Organization costs;
> - Non-cash equity compensation to directors and executives;
> - Amortization of loan closing costs;
> - Depreciation and amortization of non-real estate assets;
> - Net mezzanine loan fees received;
> - Mezzanine loan exit fees received;
> - Adjustments for non-cash dividends; and
> - Losses on early debt extinguishment;
>
> Less:
> - Non-cash mezzanine loan interest income;
> - Cash paid for loan closing costs;
> - Amortization of acquired intangible liabilities; and
> - Normally recurring capital expenditures.

AFFO figures reported by us may not be comparable to those reported by other companies. Investors are cautioned that AFFO excludes acquisition costs which are generally recorded in the periods in which the properties are acquired (and often preceding periods). We utilize AFFO to measure the liquidity generated by our portfolio of real estate assets. We believe AFFO is useful to investors as a supplemental gauge of our operating performance and is useful in comparing our operating performance with other real estate companies that are not as involved in ongoing acquisition activities.

AFFO is a useful supplement to, but not a substitute for, its closest GAAP-compliant measure, which we believe to be net income/loss available to common stockholders.

Same Store Net Operating Income "NOI"

The Company uses same store net operating income as an operational metric for properties the Company has owned for at least 15 full months, enabling comparisons of those properties' operating results between the current reporting period and the prior year comparative period. The Company defines net operating income as rental and other property revenues, less total property and maintenance expenses, property management fees, real estate taxes, general and administrative expenses, and property insurance. The Company believes that net operating income is an important supplemental measure of operating performance for a REIT's operating real estate because it provides a measure of the core operations, rather than factoring in depreciation and amortization, financing costs, acquisition costs, and other corporate expenses. Net operating income is a widely utilized measure of comparative operating performance in the REIT industry, but is not a substitute for its closest GAAP-compliant measure, which we believe to be net income/loss.

For further information:

Leonard A. Silverstein
President and Chief Operating Officer
Preferred Apartment Communities, Inc.
lsilverstein@pacapts.com
+1-770-818-4147



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